RESOURCE FINANCE & INVESTMENT LTD.

________________________________________________________________________

June 8, 2005

Mr. Victor Erickson

3741 West 36th Avenue

Vancouver, BC V6N 2S3

AND

Mr. Andre Audet

2580 Crystal Drive,

Courtenay, BC V9N 5M8

Gentlemen:

RE: CADILLAC WEST PROJECT

WHEREAS Andre Audet and Victor Erickson (herein referred to "A&E") entered into a letter agreement (the "Cadillac West Agreement") dated June 3, 2004 with Resource Finance & Investment Ltd. ("RFI"), a copy of which is attached hereto as Schedule" A", pertaining to 282 mineral claims comprising approximately 9,450 hectares in Beauchastel and Dasserat Townships in the Province of Quebec (the "A&E Claims ") together with a letter agreement dated April 30, 2004 between A&E and Richmont Mines Inc. of Rouyn-Noranda, Quebec (the "Richmont Agreement") pursuant to which A&E or its assignee have the right to earn a 50% interest via two separate options (identified in the Richmont Agreement as the "Norcoeur Option" and the "Lac Fortune Option") in 77 claims covering approximately 2,185 hectares in Beauchastel and Dasserat Townships;

AND WHEREAS the terms and conditions of the Cadillac West Agreement have been partly performed;

AND WHEREAS subsequent to the Cadillac West Agreement, additional claims have been staked, which the parties wish to include within the A&E Claims;

AND WHEREAS the parties caused Cadillac West Explorations Inc. ("CWE") to be incorporated as the vehicle to hold claims pursuant to the Cadillac West Agreement;

AND WHEREAS the parties agree and acknowledge that it is their common intention to cause CWE to make an initial public offering, or to become a public vehicle by such other means as is available (any such transaction being referred to hereinafter as a "Public Transaction");

AND WHEREAS A&E and RFI wish to enter into this agreement to clarify their respective rights, and to modify and amend the Cadillac West Agreement in accordance with the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements hereinafter contained, the parties covenant and agree as follows:

Affirmation of Cadillac West Agreement

1.	The parties confirm that the Cadillac West Agreement is in full force and effect, as modified and amended by this Agreement. In the event of any inconsistency between this Agreement and the Cadillac West Agreement, the terms of this Agreement will prevail.

Funding of Cadillac West Explorations Inc.

2.	The parties agree and acknowledge that up to the date hereof, RFI has advanced to

CWE $700,000 of the $1,000,000 in funding to be provided pursuant to Paragraph 4 of the Cadillac West Agreement, and that as a result, RFI is entitled to receive:

(a)	7,000,000 of the 10,000,000 shares of CWE referred to in Paragraph 5 of the Cadillac West Agreement; and

(b)	1,400,000 share purchase warrants, representing a pro rata portion of the 2,000,000 share purchase warrants to be issued by CWE pursuant to Paragraph 5 of the Cadillac West Agreement.

The shares and warrants will be issued and dealt with in accordance with sections 7 -12 of this Agreement.

3.	The parties agree and acknowledge that CWE requires prompt additional funding in the amount of $150,000 for working capital, and that CWE will require further funding in the amount of $150,000 on or before October 20, 2005 for exploration work.

4.	A&E will use their reasonable best efforts to raise an additional $150,000 in private placement equity funding, at a price not less than $0.20 per share, on or before June 20, 2005. If A&E are unable to raise an additional $150,000 in private placement equity funding on or before June 20, 2005 in accordance with this section 4, then RFI agrees to use its reasonable best efforts to provide, on or before June 30,2005, additional funding to CWE in an amount equal to the shortfall (i.e. the amount by which $150,000 exceeds the funding raised by A&E). RFI will receive additional shares of CWE at the rate of one share for each $0.10 of additional funding provided by RFI pursuant to this section, and additional warrants in accordance with section 9 of this Agreement.

5.	A&E will use their reasonable best efforts to raise a further $150,000 in private placement equity funding, at a price not less than $0.20 per share, on or before October 10, 2005. If A&E are unable to raise the further $150,000 in private placement equity funding on or before October 10, 2005 in accordance with this section 5, then RFI agrees to use its reasonable best efforts to provide, on or before October 20, 2005, additional funding to CWE in an amount equal to the shortfall (i.e., the amount by which $150,000 exceeds the funding raised by A&E). RFI will receive additional shares of CWE at the rate of one share for each $0.10 of additional funding provided by RFI pursuant to this section, and additional warrants in accordance with section 9 of this Agreement.

6.      Until such time as CWE completes a Public Transaction, no shares of CWE shall be issued for a price of less than $0.20 CDN without the prior written consent of both A&E and RFI (except for shares to be issued to RFI pursuant to sections 4 and 5 of this Agreement).

Issuance of Shares and Warrants of CWE

7.	As soon as practicable following the execution of this Agreement, CWE will issue:

(a)

to A&E, 5,000,000 shares of CWE (with half of such shares being issued to, and to be dealt with by, Erickson and Audet separately), in consideration of the transfer of the A&E Claims and the assignment of the "Norcoeur Option" and the "Lac Fortune Option", as provided in the Cadillac West Agreement; and

(b)	to RFI, 7,000,000 shares of CWE in accordance with subsection 2(a).

In addition, CWE will issue to RFI any additional shares to which it becomes entitled as a result of additional funding provided pursuant to section 4 or section 5, as soon as practicable following the provision of such funding.

8.	2,000,000 of the 5,000,000 shares to be issued to A&E pursuant to subsection 7(a)

will be issued to an escrow agent acceptable to the parties to this Agreement acting reasonably. The terms of escrow will provide that:

(a)

50% of the escrowed shares will be surrendered to CWE for cancellation and return to treasury if the Norcoeur Option is terminated without CWE acquiring any interest in any of the mineral claims included in the Norcoeur Option;

(b)

50% of the escrowed shares will be released from escrow to A&E if CWE acquires any interest in any of the mineral claims included in the Norcoeur Option (whether through exercise of the Norcoeur Option or by any other means);

(c)

50% of the escrowed shares will be surrendered to CWE for cancellation and return to treasury if the Lac Fortune Option is terminated without CWE acquiring any interest in any of the mineral claims included in the Lac Fortune Option; and

(d)	50% of the escrowed shares will be released from escrow to A&E if CWE acquires any interest in any of the mineral claims included in the Lac Fortune

Option (whether through exercise of the Lac Fortune Option or by any other means).

If the parties are unable to agree on a form of escrow agreement required by this section, the terms of such agreement will be settled by arbitration pursuant to section 21.

9.	The warrants to be issued pursuant to Paragraph 5 of the Cadillac West

Agreement shall be dealt with as follows, and shall be subject to the following terms.

(a)	As soon as practicable following the execution of this Agreement, CWE will issue to RFI 1,400,000 share purchase warrants in respect of the funding provided by RFI to date.

(b)

In addition, CWE will issue to RFI additional warrants following the provision of additional funding by RFI pursuant to section 4 or section 5, with one additional warrant being issued for each $0.50 in funding provided.

(c)	Subject to subsection (d), the exercise price of the warrants will be $0.25 per share, and the term of the warrants will be until November 30, 2008.

(d)

The parties agree and acknowledge that the warrants provided for in this section may be contrary to the policies of the TSX Venture Exchange or other regulatory body having jurisdiction. If required by the TSX Venture Exchange or any other regulatory body having jurisdiction in connection with a Public Transaction, the terms of the warrants will be subject to, and will be adjusted to comply with, such policies. In particular, and without limiting the generality of the foregoing:

(i)	if the term of the warrants exceeds that permitted, the term of the warrants will be adjusted to the shorter of the maximum permitted terms and the term provided in subsection (c);

(ii)

if the exercise price of the warrants is below that permitted, the exercise price of the warrants will be adjusted to the greater of the minimum permitted exercise price and the exercise price provided in subsection (c); and

(iii)

if applicable policies do not permit CWE to conclude a Public Transaction while any of the warrants are unexercised, the warrants will terminate upon the filing of a preliminary prospectus or other principal disclosure document by CWE in connection with a Public Transaction.

If the parties are unable to agree on amendments to the terms of any warrant certificate or other document evidencing the warrants referred to herein, the matter will be resolved by arbitration pursuant to section 21.

10.	If required by the TSX Venture Exchange or any other regulatory body having jurisdiction, the parties to this Agreement will agree to deposit their shares in CWE (including any shares acquired on the exercise of warrants issued pursuant to section 9) in escrow, and execute any required escrow agreement, in order to facilitate a Public Transaction. Any escrow restrictions imposed pursuant to this section are in addition to, and not in substitution for, the escrow restrictions set out in section 8.

11.	CWE will jointly elect with A&E, in the prescribed manner and within the prescribed time pursuant to the provisions of the Income Tax Act (Canada), to effect the transfer to CWE of A&E's interests in the A&E Claims and the Richmont Agreement at agreed amounts equal to the best estimates of the cost amounts (as defined in subsection 248(1) of the Income Tax Act) to A&E of such interests or $1 in the event that the cost amount of any of such interest is nil.

12.	Concurrently with the issue of shares to A&E pursuant to subsection 7(a), Erickson will surrender for cancellation the single share in CWE which he presently holds. Concurrently with the issue of shares to RFI pursuant to subsection 7(b), RFI will cause its nominee to surrender for cancellation the single share in CWE which such nominee presently holds.

Project Management

13.	Until such time as CWE files a preliminary prospectus or other principal disclosure document for a Public Transaction, the board of directors of CWE shall consist of three directors, of whom two shall be nominees of RFI and one shall be a nominee of A&E. Immediately prior to the filing of a preliminary prospectus or other principal disclosure document as referred to herein:

(a)

the board of directors of CWE will be increased to five directors, consisting of Erickson, Audet, one nominee of RFI, and two independent directors acceptable to each of Erickson, Audet, and RFI acting reasonably;

(b)	Erickson will be appointed Chief Executive Officer of CWE; and

(c)	Audet will be appointed Vice President, Exploration of CWE.

14.	The parties agree and acknowledge that CWE is indebted to each of the following parties in respect of management fees for management services performed to March 31, 2005:

(a)	RFI	-	$68,756; and

(b)	A&E	-	$40,000 (Erickson) and $45,000 (Audet).

In addition, for the period following April 1, 2005, the parties will be entitled to charge management fees to CWE on the following basis:

(c)	RFI	-	$5,000 per month;

(d)	A&E	-	$5,000 per month (Erickson) and $5,000 per month (Audet).

None of the management fees referred to herein (other than reimbursement of out of pocket expenses) will be paid by CWE until such time: as CWE completes a Public Transaction. Instead, such fees shall be booked and accrued in the accounts of CWE, to be paid as soon as reasonably practical following completion of a Public Transaction. In addition, management fees for RFI will terminate upon the filing of a preliminary prospectus or other principal disclosure document by CWE in connection with a Public Transaction.

Claims and Area of Interest

15.	The parties agree and acknowledge that A&E Claims currently consist of the claims set out in Schedule "B" hereto. To the extent that any of the aforesaid claims are recorded in the names of Audet, Erickson, or any party affiliated with either Audet or Erickson, A&E will cause such claims to be transferred to and recorded in the name of CWE as soon as practicable.

16.	There is hereby established an area of interest (the "Area of Interest") that consists of any portion of the lands lying within 3 kilometres of the external perimeters of the claims included in the Norcoeur or Lac Fortune Options, or any of the claims included in Schedule "B". For ease of reference, the approximate boundaries of the Area of Interest are as shown on Schedule "C". Any mining claim or property or interest therein in the Area of Interest acquired by or on behalf of any party to this Agreement shall be subject to the following terms and conditions:

(a)

the party acquiring such mining claim or property or interest therein will promptly give notice to CWE of the acquisition. and will provide CWE with the terms of the acquisition and will furnish all data in its possession relating to the mineralization on, and the geology of, such lands, and particulars of all out of pocket expenses incurred in connection with such acquisition;

(b)

within 60 days of receiving notice pursuant to subsection (a), CWE shall be entitled to give notice to the acquiring party that it elects to acquire the mining claim or property or interest therein, whereupon:

(i)	the acquiring party shall forthwith execute and deliver to CWE all such documents as CWE may reasonably require to effect and evidence transfer of the claim or property or interest therein to CWE; and

(ii)	CWE shall forthwith reimburse the acquiring property for all out of pocket expenses incurred in connection with such acquisition;

(c)

if CWE does not give notice pursuant to subsection (b), CWE will be conclusively deemed to have abandoned any and all right, title, or interest in the claim or property or interest therein, and the acquiring party will be at liberty to continue to deal with such claim or property or interest therein free from any claim or right of CWE.

Net Smelter Return

17.	The parties will settle and execute a definitive legal agreement setting out detailed terms and conditions for the net smelter return royalty provided for in Paragraph 7 of me Cadillac West Agreement. The parties agree and acknowledge that a draft Net Smelter Royalty Agreement has been provided by A&E to RFI, and RFI agrees that it will provide comments in response to the draft as soon as practicable. If the form of a Net Smelter Royalty Agreement has not been settled by June 30, 2005, any party hereto may request that the form be settled by arbitration pursuant to section 21. The arbitrator shall settle on a fair and reasonable form of Net Smelter Royalty Agreement, to be consistent with the Cadillac West Agreement and, on matters not dealt with in the Cadillac West Agreement, with standard industry practice. The Net Smelter Royalty Agreement shall include area of interest provisions covering the Area of Interest, as referred to in section 16. above.

Miscel1aneous

18.	The parties agree to vote their shares in CWE in such manner as will give effect to the terms of this Agreement.

19.	All references to shares of CWE in this Agreement are to common shares.

20.     This Agreement and the interpretation thereof shall be governed by the laws of the Province of British Columbia.

21.     All disputes arising out of this agreement will be settled by arbitration before a single arbitrator pursuant to the Commercial Arbitration Act (British Columbia). If the parties are unable to agree on an arbitrator, any party will be at liberty to apply to court, or to utilise any other procedure available under the Commercial Arbitration Act (British Columbia), to have an arbitrator appointed. It is the intention of the parties that any arbitration proceedings will be conducted as efficiently and expeditiously as possible, and any arbitrator appointed pursuant to this section will have the power and authority to make such procedural orders and rulings as he considers appropriate to give effect to this intent.

Yours truly

RESOURCE FINANCE & INVESTMENT LTD,

Per:	/s/ Michael Brickell
Authorized Signatory

Confirmed and Agreed to this 8 day of June, 2005.

/s/ Victor Erickson

Victor Erickson

/s/ Andre Audet

Andre Audet

Cadillac West Explorations Inc. agrees to be bound by the terms and conditions of this letter agreement effective the 8th day of June, 2005.

CADILLAC WEST EXPLORATIONS, INC.

Per:	/s/ Michael Brickell
Authorized Signatory

Schedule "A"

RESOURCE FINANCE & INVESTMENT LTD

June 3, 2004

Mr. Victor Erickson

Mr. Andre Audet

c/ 3741 West 36th Ave

Vancouver, Canada V6N 2S3

Gentlemen:

RE: CADILLAC WEST PROJECT

Whereas Andre Audet and Victor Erickson acting as a 50:50 unincorporated partnership, (herein referred to as "A&E") have staked 282 mineral claims comprising approximately 9450 hectares in Beauchastel and Dasserat Townships in the Province of Quebec (herein referred to as the "A&E Claims"), a compilation of which is attached hereto as Appendix "A", and have entered into a letter agreement dated 30 April 2004 with Richmont Mines Inc. ("Richmont") of Rouyn-Noranda, Quebec (The "Richmont Agreement") attached hereto as Appendix "B", in which A&E or its assignee has the right to earn a 50% interest via two separate options in 77 claims covering approximately 2185 hectares in Beauchastel and Dasserat Townships;

Resource Finance & Investment ("RFI") a Bermuda corporation, hereby offers to take assignment of the A&E Claims and the Richmont Agreement on the following terms:

1)	RFI has incorporated a company in the Province of British Columbia as Cadillac West Explorations Inc. (herein referred to as "CWE").

2)	A&E will within 15 business days of execution of this Agreement:

i)	assign the A&E claims to CWE:
ii)	obtain the approval of Richmont as required in the Richmont Agreement for assignment of the A&E interest; and
(iii)	assign its interests in the Richmont Agreement to CWE.

3)

A&E will be issued 3,000,000 common shares in the capital of CWE which shares will be released from escrow no later than June 1, 2006; and a further 1,000,000 common shares for each of the two property options contained in the Richmont Agreement, to be released from escrow to A&E or cancelled as the case may be, upon satisfaction or termination, respectively, of the said property options.

______________________________________________________________________________

RESOURCE FINANCE & INVESTMENT LTD

Registered office:	Administrative office:
The Corner House, Parliament Street, Hamilton, Bermuda	c/o EuroHelvetia Trustco S.A.
Mailing: P.O. Box 1027, Hamilton, HM DX, Bermuda	P.O. Box 691
Tel: (144) 1295 8455 Fax: (144) 1292 1373 / 295 6792	1215 Geneva 15, Switzerland
Tel (41) 22 7990800 Fax (41) 22 7990801

4)	RFI will fund CWE as to CA$1,000,000 by December 15, 2004 as to:

i)

$310,000 by August 1, 2004 more or less according to the short-term budget attached hereto as Appendix "C", to meet Quebec Ministry of Natural Resources assessment work deadlines, including $27,000 in respect of the planned geophysical survey upon execution of this Agreement; and

ii)

upon satisfaction of i) above, and additional $540,000 no later than October 15, 2004, of which amount $500,000 will be segregated to meet the Minimum Expenditure requirements of the Richmont Agreement.

5)

Any funds advanced by RFI pursuant to item 4) above shall be secured by a note, which shall be convertible on or before December 31, 2004 into common shares of CWE at the rate of 10 shares for each dollar advanced. Upon conversion of the full $1,000,000 of advances, RFI shall be granted 2,000,000 share purchase options or warrants exercisable until November 30, 2008 at $0.25 per CWE common share. Appendix "D" attached hereto describes the projected capital structure of CWE in which RFI and A&E will hold 70.59% and 29.41% equity interests respectively, upon RFI funding the full $1,000,000, and exercising all the 2,000,000 warrants. Other than as described above, the common shares issued to RFI and A&E shall carry no special rights, and any subsequent third party equity financing shall dilute the parties' holdings equally and proportionately.

6)

A&E will manage and direct the project, and report to the board of directors of CWE. The board will be comprised of nominees to be agreed; however RFI shall have control of the board upon payment of the first $310,000 as detailed in Clause 4 i). Reasonable terms of a management agreement will be mutually agreed between the parties.

7)

A&E will retain a royalty (the "Royalty") on production from any of the A&E Claims or the properties covered by the Richmont Agreement or on any property subsequently acquired within 3 km of the land position (the "Area of Interest") in which it holds an interest as of the date of this Agreement, on the following terms:

i)	the Royalty shall be 1.5% of net smelter return ("NSR"), as commonly defined in the industry;
ii)	the Royalty shall be applicable to NSR attributable to CWE, as affected particularly by CWE farm-ins, but shall be not diminished by farm-outs of CWE interests;
iii)	the Royalty shall not be applicable to the first 100,000 oz gold produced from any given deposit; and
iv)	the Royalty shall apply to production from properties acquired from arms-length parties only to the extent the aggregate royalty due to that party and A&E is no more than 3% of NSR.

8)

Information concerning, and matters arising from this Agreement shall be treated as confidential by the parties hereto and shall not, without the prior consent of the other party (not to be unreasonably withheld) be disclosed to third parties, except to the extent that such disclosure may be necessary to meet the requirements of regulatory authorities.

9)

The parties hereto agree to carry out diligently and immediately all contractual, administrative and funding requirements to complete this transaction, in view of the urgency of the current circumstances.

10)	This Agreement shall be governed and interpreted in accordance with the laws of the Province of British Columbia.

This letter sets forth the understanding and agreement between Resource Finance & Investment Ltd., and Andre Audet and Victor Erickson with respect to the subject matter hereof. If this understanding is acceptable, please execute below and return a copy, whereupon the foregoing shall become an effective and binding agreement between us.

Yours truly,

RESOURCE FINANCE & INVESTMENT LIMITED

/s/ Michael Brickell

Michael Brickell,

Director

Confirmed and Agreed to this 3rd day of June, 2004.

/s/ Victor Erickson

Victor Erickson

/s/ Andre Audet

Andre Audet